UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 1-10119

PCCW Limited
(Exact name of Registrant as specified in its charter)

39th Floor, PCCW Tower TaiKoo Place, 979 King’s Road Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PCCW LIMITED

INDEX TO EXHIBITS

Exhibit

1.	Press release dated April 27, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Date: April 27, 2007	By:	/s/ Philana W.Y. Poon
Name: Philana W.Y. Poon
Title: Group General Counsel and Company Secretary

April 27, 2007

PCCW Limited (“PCCW”)
Intention to file Form 25 and Form 15F

On March 28, 2007, the Board of PCCW approved the delisting of its American depositary shares (“ADSs”) from the New York Stock Exchange, Inc. (“NYSE”) and the deregistration of such ADSs and the underlying ordinary shares under the Securities Exchange Act of 1934 (the “Exchange Act”) due to a number of considerations, including the limited trading volume of its ADSs relative to its worldwide trading volume, and the time and cost of maintaining a listing in the United States and meeting the regulatory compliance requirements. As such, PCCW will file a Form 25 on May 8, 2007 to de-list its ADSs from the NYSE effective May 18, 2007. After May 18, 2007, PCCW will no longer list its ADSs evidenced by American Depositary Receipts (“ADRs”) on the NYSE. Instead, PCCW’s ADR program will become a Level 1 - Over-The-Counter program. Citibank, N.A. will continue to act as PCCW’s depositary bank pursuant to the existing Deposit Agreement.

Once the rule on Termination of a Foreign Private Issuer’s Registration of a Class of Securities Under Section 12(g) and the Duty To File Reports Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 becomes effective, PCCW intends to file a Form 15F to de-register its ADSs and ordinary shares under the Exchange Act. It is anticipated that the rule will be effective on June 4, 2007. Thereafter, all of PCCW’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Once the Form 15F is filed, PCCW will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, http://www.pccw.com.

For media enquiries, please call:

Joan Wagner
Corporate Communications
Tel: (852) 2514-8883
Email: joan.wagner@pccw.com